UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __2__)

Ectel Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

M29925100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. M29925100 13G
1.	Name of Reporting Person: Diker GP, LLC		I.R.S. Identification Nos. of above persons (entities only): 37-1444083

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,677,176

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,677,176

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,677,176

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.04%

12.	Type of Reporting Person: OO*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M29925100 13G

1.	Name of Reporting Person: Diker Management, LLC		I.R.S. Identification Nos. of above persons (entities only): 04-3616914

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,899,724

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,899,724

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,899,724

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.38%

12.	Type of Reporting Person: IA*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M29925100 13G

1.	Name of Reporting Person: Charles M. Diker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,899,724

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,899,724

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,899,724

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.38%

12.	Type of Reporting Person: IN*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M29925100 13G

1.	Name of Reporting Person: Mark N. Diker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,899,724

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,899,724

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,899,724

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.38%

12.	Type of Reporting Person: IN*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M29925100 13G

1.	Name of Reporting Person: Diker Value-Tech QP Fund LP		I.R.S. Identification Nos. of above persons (entities only): 42-1622604

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,238,145

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,238,145

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,238,145

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.42%

12.	Type of Reporting Person: OO*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M29925100 13G

1.	Name of Reporting Person: Diker Value-Tech Fund LP		I.R.S. Identification Nos. of above persons (entities only): 37-1444088

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 950,222

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 950,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 950,222

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.69%

12.	Type of Reporting Person: OO*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

Item 1.

(a)	Name of Issuer: Ectel Ltd. (the "Company")
(b)	Address of Issuer's Principal Executive Offices:
The Company's principal executive offices are located at 10 Amal St., Park Afek, Rosh Ha'ayin 48092, Israel.

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

(i) Diker GP, LLC, a Delaware limited liability company ("Diker GP"), as the general partner to the Delaware limited partnership the Diker Value Tech Fund, LP (“VT”), Diker Value Tech QP Fund, LP (“VTQP”), Diker Micro-Value Fund, LP ("MV"), the Diker Micro-Value QP Fund, LP ("MVQP"), Diker Micro & Small Cap Fund LP (“MS”) and Diker M&S Cap Master Ltd (“MSCM”) with respect to the Stock directly owned by VT, VTQP, MV, MVQP, MS and MSCM (collectively, the "Diker Funds");

(ii) Diker Management, LLC, a Delaware limited liability company ("Diker Management"), as the investment manager of the Diker Funds, with respect to the shares of Common Stock held by the Diker Funds;

(iii) Charles M. Diker, a citizen of the United States, and the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management;

(iv) Mark N. Diker, a citizen of the United States, and the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management;

(v) Diker Value-Tech Fund LP, a Delaware limited partnership, with respect to the shares of Common Stock subject to the control of Diker Management and Diker GP; and

(vi) Diker Value-Tech QP Fund LP, a Delaware limited partnership, with respect to the shares of Common Stock subject to the control of Diker Management and Diker GP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business office or, if none, Residence:
The address of the business office of each of the Reporting Persons is 745 Fifth Avenue, Suite 1409, New York, New York 10151.
(c)	Citizenship:
Each of Diker GP and Diker Management is a Delaware limited liability company. Each of Charles M. Diker and Mark N. Diker is a United States citizen.
(d)	Title of Class of Securities: Common Stock (the "Common Stock").
(e)	CUSIP Number: M29925100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act,
(b)	Bank as defined in Section 3(a)(6) of the Act,
(c)	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 13d-1(c), check this box: ☒

Item 4. Ownership.

(a)	Amount Beneficially Owned:

A. Diker GP, LLC

(a) Amount beneficially owned: 2,677,176

(b) Percent of class: 16.04% The percentages used herein and in the rest of Item 4 are calculated based upon the 16,686,401 shares of Common Stock issued and outstanding according to third party databases and the Company's most recent report on form 20-F.

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,677,176

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,677,176

B. Diker Management, LLC

(a) Amount beneficially owned: 2,899,724

(b) Percent of class: 17.38%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,899,724

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,899,724

Item 4. Ownership. (continued)

C. Charles M. Diker

(a) Amount beneficially owned: 2,899,724

(b) Percent of class: 17.38%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,899,724

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,899,724

D. Mark N. Diker

(a) Amount beneficially owned: 2,899,724

(b) Percent of class: 17.38%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,899,724

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,899,724

E. Diker Value-Tech Fund LP

(a) Amount beneficially owned: 950,222

(b) Percent of class: 5.69%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 950,222

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 950,222

F. Diker Value-Tech QP Fund LP

(a) Amount beneficially owned: 1,238,145

(b) Percent of class: 7.42%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,238,145

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,238,145

Item 5. Ownership of Five Percent or Less of a Class. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the sole general partner of the Diker Funds, Diker GP, has the power to vote and dispose of the shares of the Common Stock owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be beneficial owners of shares beneficially owned by Diker GP and Diker Management. The Reporting Persons disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares. The Reporting Persons have elected to file Schedule 13G nonetheless.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. See item 2.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

DIKER GP, LLC By: /s/ MARK N. DIKER Name: Mark N. Diker Title: Managing Member
DIKER MANAGEMENT, LLC By: /s/ MARK N. DIKER Name: Mark N. Diker Title: Managing Member

CHARLES M. DIKER, Individually /s/ CHARLES M. DIKER Name: Charles M. Diker

MARK N. DIKER, Individually /s/ MARK N. DIKER Name: Mark N. Diker

DIKER VALUE TECH FUND, LP By: /s/ MARK N. DIKER Name: Mark N. Diker Title: Managing Member

DIKER VALUE TECH QP FUND, LP By: /s/ MARK N. DIKER Name: Mark N. Diker Title: Managing Member